Tony Turgeon, Chairman and CEO
And To the Board of Directors
TechnoConcepts, Inc. dba Terecelo Inc.
6060 Sepulveda Blvd. Suite 202
Van Nuys, California 91411

Gentlemen,

This letter will serve as my notice of resignation from the Board of Directors of TechnoConcepts, Inc. dba Terecelo Inc. (the Company) effective immediately. As a result of a new position I have accept with another entity, I am no longer able to devote the time required to be an effective member of the company's Board of Directors. My resignation also extends to the Board's Audit, Compensation and Executive Search Committees and to the Board of Directors of Asante Networks, Inc.

I wish the Company good fortune in the future and appreciate the opportunity to have been a member of the Board.

There is an outstanding issue regarding stock options earned during my tenure as a director of the Company which I trust the Company will resolve as quickly as possible.

Yours truly,

V. John Mansfield